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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                               Amendment No. 1 to
                                   SCHEDULE TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     Of the Securities Exchange Act of 1934
                             --------------------

                              CELLSTAR CORPORATION
                       (Name of Subject Company (issuer))

                          CELLSTAR CORPORATION (ISSUER)
                             (Name of Filing Person)

                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                         (Title of Class of Securities)

                                    150925AC9
                                    150925AB1
                                    150925AA3
                                    U12623AA9
                     (CUSIP Numbers of Class of Securities)

                              ELAINE FLUD RODRIGUEZ
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              CELLSTAR CORPORATION
                              1730 BRIERCROFT COURT
                             CARROLLTON, TEXAS 75006
                                 (972) 466-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                              WILLIAM R. HAYS, III
                              HAYNES AND BOONE, LLP
                           901 MAIN STREET, SUITE 3100
                               DALLAS, TEXAS 75202
                                 (214) 651-5000

                        Calculation of Filing Fee
------------------------------------- ------------------------------------
         Transaction valuation                Amount of filing fee
------------------------------------- ------------------------------------
(1)                                   (2)
$93,750,000                           $18,750
------------------------------------- ------------------------------------

------------------------------------
(1) Pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, this amount is the market value as of January 11, 2002, of the maximum amount of 5% Convertible Subordinated Notes due 2002 that may be received by the Registrant from tendering holders in the exchange offer.

(2) This amount, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the transaction. Part of the registration fee was previously paid in connection with the Registrant's Registration Statement on Form S-4 filed September 4, 2001.


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|X|  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $18,063
                         ----------------------------------------------
Form or Registration No.:    Form S-4 (File No. 333-68892)
                           --------------------------------------------
Filing Party:      CellStar Corporation
               --------------------------------------------------------
Date Filed:      September 4, 2001
             ----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO is being filed by CellStar Corporation, a Delaware corporation (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "Exchange Offer") approximately (i) $366.67 in cash and (ii) at the holder's election, one of the following options: (a) $400.94 principal amount of 12% Senior Subordinated Notes due February 2007 (the "Senior Notes"), or (b) $320.75 principal amount of Senior Notes and $80.19 principal amount of 5% Senior Subordinated Convertible Notes due November 2002 (the "Senior Convertible Notes"), or (c) $400.94 principal amount of Senior Convertible Notes for each $1,000 principal amount of currently outstanding 5% Convertible Subordinated Notes due 2002 (CUSIP Nos. 150925AC9, 150925AB1, 150925AA3, and U12623AA9) (the "Existing Subordinated Notes"). Subject to the terms and conditions of the Exchange Offer, the Company will issue cash, Senior Notes, and Senior Convertible Notes in exchange for up to $150,000,000 aggregate principal amount of Existing Subordinated Notes, representing 100% of the outstanding principal amount of the Existing Subordinated Notes, that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. The Company will also pay accrued and unpaid interest up to the date of acceptance on the Existing Subordinated Notes the Company accepts for exchange. The Exchange Offer is conditioned upon the exchange of a minimum principal amount of $135,000,000 of Existing Subordinated Notes, representing 90% of the outstanding Existing Subordinated Notes. The Company reserves the right to extend or amend the Exchange Offer in its sole and absolute discretion. The Exchange Offer is open to all holders of the Existing Subordinated Notes and is upon the terms and subject to the conditions set forth in the Company's Registration Statement on Form S-4 (File No. 333-68892), originally filed with the Securities and Exchange Commission on September 4, 2001, as amended (as so amended, the "Registration Statement"). Subject to applicable securities laws and the terms set forth in the Registration Statement, the Company reserves the right to waive any and all conditions to the Exchange Offer. The information contained in the Registration Statement and the exhibits thereto is incorporated by reference in this Schedule TO in response to some of the items required in this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         Not applicable.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The issuer of the securities subject to the Exchange Offer is CellStar Corporation, a Delaware corporation. The Company's principal executive offices are located at 1730 Briercroft Court, Carrollton, Texas 75006. The telephone number of the Company's principal executive offices is (972) 466-5000.

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     (b)      The subject class of securities is the Company's 5%
              Convertible Subordinated Notes due 2002. As of January 11, 2002, $150,000,000 aggregate principal amount of Notes were outstanding.

     (c) The Existing Subordinated Notes are not listed on any national securities exchange and are not authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers provide quotations for and engage in transactions in the Existing Subordinated Notes. However, there is no established trading market for the Existing Subordinated Notes (except for limited or sporadic quotations).

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     CellStar Corporation is the filing person and the subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)      Incorporated by reference to the Registration Statement.

     (b) No Notes are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

     The Notes are governed by the Indenture, dated as of October 14, 1997, by and between the Company and The Bank of New York, as trustee. The description of such Indenture is incorporated by reference to the Registration Statement.

     Alan H. Goldfield, a person controlling the Company, holds 17,706,110 shares of the Company's common stock jointly with his wife. Mr. Goldfield has been granted a proxy, revocable upon 90 days written notice, to vote 2,370,000 shares of the Company's common stock by Mr. A.S. Horng, the Chairman, Chief Executive Officer, and General Manager of CellStar (Asia) Corporation Ltd., a subsidiary of the Company. The number of shares of the Company's common stock initially subject to this proxy was 1,000,000, but, through a series of sales by Mr. Horng and stock splits effected by the Company, there are now 2,370,000 shares of the Company's common stock subject to this proxy.

     The Company has received three letters, dated December 21, 2001, one from each of Stark Investments, LP, Creedon Capital, and Northwestern Mutual Life, indicating their interest in exchanging all of their Existing Subordinated Notes pursuant to the Exchange Offer. The letters from Stark Investments, LP, and Northwestern Mutual Life indicate that they will exchange their Existing Subordinated Notes for cash and Senior Convertible Notes. The letter from Creedon Capital indicates that it will exchange its Existing Subordinated Notes for cash, Senior Notes, and Senior Convertible Notes. These three holders own a total of $110,161,000 principal amount, or 73%, of Existing Subordinated Notes. All three letters are non-binding.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       (a)      Incorporated by reference to the Registration Statement.

       (b) Existing Subordinated Notes acquired pursuant to the Exchange Offer will be retired.

       (c)(1)   None.

       (c)(2)   None.

       (c)(3)   None.

       (c)(4)   None.

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         (c)(5)   None.

         (c)(6)   None.

         (c)(7)   None.

         (c)(8)   None.

         (c)(9)   None, other than the Exchange Offer.

         (c)(10)  None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Incorporated by reference to the Registration Statement. In addition, the Company has no plans to pursue any financing alternative to that provided for in the Loan and Security Agreement entered into as of September 28, 2001 between and among, on the one hand, the lenders identified on the signature pages thereof and Foothill Capital Corporation, as arranger and administrative agent for such lenders, and, on the other hand, the Company and each of its subsidiaries identified on the signature pages thereof, as amended. The Company plans to repay the loan provided for in such agreement in accordance with its terms out of the Company's working capital and has no other plans to finance or repay such loan.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Incorporated by reference from the Registration Statement. In addition, the entire cost of soliciting proxies for the annual meeting of the Company's stockholders at which the Exchange Offer will be considered and voted upon, including the costs of preparing, printing and mailing a proxy statement and accompanying materials to stockholders, will be borne by the Company. In addition to solicitation by mail, directors, officers and employees of the Company may solicit such proxies personally or by telephone or otherwise, without additional compensation. MacKenzie Partners, Inc. ("MacKenzie") will assist the Company in the solicitation of such proxies. The Company estimates that it will pay approximately $15,000 in fees, plus expenses and disbursements, to MacKenzie for its proxy solicitation services. The Company may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding of solicitation materials to the beneficial owners of shares of the Company's common stock held by such persons, and the Company may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

ITEM 10.  FINANCIAL STATEMENTS.

      (a)(1) Incorporated by reference to pages F-1 through S-1 of the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended November 30, 2000, filed July 6, 2001 (the "10-K")

      (a)(2) Incorporated by reference to pages 3 through 13 of the Company's Quarterly Report on Form 10-Q/A for the quarter ended August 31, 2001, filed November 13, 2001 (the "10-Q").

      (a)(3) Incorporated by reference to the section of the Registration Statement titled "Selected Historical Financial Data."

      (a)(4) Incorporated by reference to the section of the Registration Statement titled "Selected Historical Financial Data."

      (b)(1) Incorporated by reference to the section of the financial statements included in the Registration Statement titled "Unaudited Pro Forma Condensed Consolidated Financial Information."

      (b)(2) Incorporated by reference to the section of the Registration Statement titled "Ratio of Earnings to Fixed Charges" and the section of the financial statements included in the Registration Statement titled "Unaudited Pro Forma Condensed Consolidated Financial Information."

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     (b)(3)   Incorporated by reference to the section of the Registration
              Statement titled "Summary Historical and Pro Forma Financial Information."

     The 10-K, the 10-Q, and the Registration Statement may be read and copied by the public at the SEC's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

ITEM 11.  ADDITIONAL INFORMATION.

         (a)(1)   Incorporated by reference to the Registration Statement.

         (a)(2) The only regulatory requirements that must be met are those imposed by applicable securities laws.

         (a)(3)   Not applicable.

         (a)(4)   Not applicable.

         (a)(5)   Not applicable.

         (b)      Incorporated by reference to the Registration Statement.


ITEM 12.  EXHIBITS.

   12.(a)(1)   Form of Letter of Transmittal, incorporated by reference to
               Exhibit 99.1 of the Registration Statement.

   12.(a)(2)   Form of Notice of Guaranteed Delivery, incorporated by
               reference to Exhibit 99.2 of the Registration Statement.

   12.(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees, incorporated by reference to
               Exhibit 99.3 of the Registration Statement.

   12.(a)(4)   Form of Letter to Clients, incorporated by reference to
               Exhibit 99.4 of the Registration Statement.

   12.(a)(5)   Form of Guidelines for Certification of Taxpayer
               Identification, incorporated by reference to Exhibit 99.5 of the Registration Statement.

   12.(a)(6)   Prospectus, dated January 14, 2002, incorporated by reference to the Registration Statement.

   12.(b)(1)   Loan and Security Agreement, entered into as of September 28,
               2001 between and among, on the one hand, the lenders identified on the signature pages thereof and Foothill Capital
               Corporation, as arranger and administrative agent for such lenders, and, on the other hand, the Company and each of its subsidiaries identified on the signature pages thereof, incorporated by reference to Exhibit 10.1 of the Company's
               Quarterly Report on Form 10/Q-A for the quarterly period ended
               August 31, 2001, filed on November 13, 2001.

   12.(b)(2)   First Amendment to Loan Agreement, entered into as of October
               12, 2001, by and among the Company, each of its subsidiaries signatory thereto, and Foothill Capital Corporation, in its capacity as agent for the Lenders (as defined therein), incorporated by reference to Exhibit 10.2 of the Company's
               Quarterly Report on Form 10-Q/A for the quarterly period ended
               August 31, 2001, filed on November 13, 2001.

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  12.(d)(1)   Indenture, dated as of October 14, 1997, by and between the
              Company and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on October 24, 1997.

  12.(d)(3)   Revocable proxy, dated June 2, 1995, from Hong An Hsien to Alan H.
              Goldfield.

  12.(d)(4)   Letter,  dated  December 21,  2001,  from the Company to Stark
              Investments,  Northwestern  Mutual Life,  and Creedon Capital.

  12.(d)(5)   Letter, dated December 21, 2001, from Stark Investments to the
              Company.

  12.(d)(6)   Letter, dated December 21, 2001, from The Northwestern Mutual Life
              Insurance Company to the Company.

  12.(d)(7)   Letter, dated December 21, 2001, from Creedon Capital to the
              Company.

  12.(h)(1)   Opinion of Haynes and Boone, LLP, incorporated by reference to
              Exhibit 8.1 of the Registration Statement.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2002              By: /s/ Elaine Flud Rodriguez
                                    -------------------------------------------
                                    Elaine Flud Rodriguez

                                    Senior Vice President, General Counsel and
                                    Secretary


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